Form 40-F
period 2003-12-31
SHELL CANADA LTD
filed 2004-03-26
CIK 702983

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 0-12049

Shell Canada Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English (if Applicable))

Canada

(Province or Other Jurisdiction of Incorporation or Organization)

2911

(Primary Standard Industrial Classification Code Number (if Applicable))

98-0397084

(I.R.S. Employer Identification Number (if Applicable))

400 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4, (403) 691-3111

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Peter S. Wilson, Esq., Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019,
(212) 474-1000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

     For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

100 4% Cumulative Redeemable Preference Shares
275,042,159 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐ 82-	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

CONTROLS AND PROCEDURES
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Consent of PriceWaterhouseCoopers LLP
Consent of Chief Reservoir Engineer
Consent of Chief Mining Engineer
Certification of CEO Pursuant to 302
Certification of CFO Pursuant to 302
Certification of CEO and CFO Pursuant to 906
2003 Annual Information Form
2003 Annual Report
Notice of Meeting, Proxy Circular and Proxy

CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), Shell Canada Limited conducted an evaluation (under the supervision and with the participation of Shell Canada Limited’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of Shell Canada Limited’s disclosure controls and procedures. Based on this evaluation, Shell Canada Limited’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Shell Canada Limited in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There have not been any changes in Shell Canada Limited’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Shell Canada Limited’s internal control over financial reporting.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Shell Canada Limited

By:	/s/ Linda Z. Cook
Linda Z. Cook, President and Chief Executive Officer

Date: March 11, 2004

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.A	Consent of PricewaterhouseCoopers LLP.
23.B	Consent of Bruce Roberts, Chief Reservoir Engineer.
23.C	Consent of Allen G. Vanderputten, Chief Mining Engineer.
31.A	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.B	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.A	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.A	2003 Annual Information Form for the year ended December 31, 2003.
99.B	Shell Canada Limited 2003 Annual Report (including annual audited consolidated financial statements).
99.C	Notice of Annual and Special Meeting of Holders of Common Shares and 4% Cumulative Redeemable Preference Shares and Management Proxy Circular dated March 11, 2004, and including the Form of Proxy.