Form 40-F
period 2004-12-31
SHELL CANADA LTD
filed 2005-03-17
CIK 702983

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 40-F

(Check One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission file number 0-12049

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

100 4% Cumulative Redeemable Preference Shares 275,242,562 Common Shares

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

DISCLOSURE CONTROLS AND PROCEDURES
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Consent of PricewaterhouseCoopers LLP
Consent of Chief Reservoir Engineer
Consent of Chief Mining Engineer
Certification of CEO Pursuant to Section 302
Certification of CFO Pursuant to Section 302
Certification of CEO and CFO pursuant to Section 906
2004 Annual Information Form
Shell Canada Limited 2004 Annual Report
Notice of Meeting, Proxy Circular and Proxy

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report (the “Evaluation Date”), Shell Canada Limited conducted an evaluation (under the supervision and with the participation of Shell Canada Limited’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of Shell Canada Limited’s disclosure controls and procedures. Based on this evaluation, Shell Canada Limited’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Shell Canada Limited in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “Commission”).

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

Registrant: Shell Canada Limited
By:	/s/ Clive Mather
Clive Mather, President and Chief Executive Officer

Date: March 10, 2005

EXHIBIT INDEX

Exhibit	Description of Exhibit
23.A	Consent of PricewaterhouseCoopers LLP.
23.B	Consent of Bruce Roberts, Chief Reservoir Engineer.
23.C	Consent of Allen G. Vanderputten, Chief Mining Engineer.
31.A	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.B	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.A	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.A	2004 Annual Information Form for the year ended December 31, 2004.
99.B	Shell Canada Limited 2004 Annual Report (including annual audited consolidated financial statements).
99.C	Notice of Annual and Special Meeting of Holders of Common Shares and 4% Cumulative Redeemable Preference Shares and Management Proxy Circular dated March 10, 2005, including the Form of Proxy.