Form 40-F
period 2005-12-31
SHELL CANADA LTD
filed 2006-03-13
CIK 702983

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 40-F
(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005       Commission file number 0-12049
Shell Canada Limited

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
825,102,612 Common Shares

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

DISCLOSURE CONTROLS AND PROCEDURES
UNDERTAKING
SIGNATURES
EXHIBIT INDEX
Consent of PriceWaterhouseCoopers LLP
Consent of Chief Reservoir Engineer
Consent of Chief Mining Engineer
Certification of CEO Pursuant to Section 302
Certification of CFO Pursuant to Section 302
Certification of CEO and CFO Pursuant to Section 906
2005 Annual Information Form for the Year Ended Dec 31, 2005
Shell Canada Limited 2005 Annual Report
Notice of Annual and Special Meeting and Management Proxy Circular dated March 10, 2006 including the Form of Proxy

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
Registrant: Shell Canada Limited

By:	/s/ Clive Mather

Clive Mather, President and Chief Executive Officer
Date: March 10, 2006

EXHIBIT INDEX

Exhibit	Description of Exhibit
23.A	Consent of PricewaterhouseCoopers LLP.
23.B	Consent of Bruce Roberts, Chief Reservoir Engineer.
23.C	Consent of Allen G. Vanderputten, Chief Mining Engineer.
31.A	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.B	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.A	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.A	2005 Annual Information Form for the year ended December 31, 2005.
99.B	Shell Canada Limited 2005 Annual Report (including annual audited consolidated financial statements).
99.C	Notice of Annual and Special Meeting of Holders of Common Shares and 4% Cumulative Redeemable Preference Shares and Management Proxy Circular dated March 10, 2006, including the Form of Proxy.