Form 40-F
period 2006-12-31
SHELL CANADA LTD
filed 2007-03-12
CIK 702983

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 40-F
(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006       Commission file number 0-12049
Shell Canada Limited

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English (if applicable))
Canada

(Province or other jurisdiction of incorporation or organization)
2911

(Primary Standard Industrial Classification Code Number (if applicable))
98-0397084

(I.R.S. Employer Identification Number (if applicable))
400 — 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4, (403) 691-3111

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
825,662,514 Common Shares

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
Registrant: Shell Canada Limited

By:	/s/ Clive Mather Clive Mather, President and Chief Executive Officer
Date: March 8, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit
23.A	Consent of PricewaterhouseCoopers LLP.
23.B	Consent of Bruce Roberts, Chief Reservoir Engineer.
23.C	Consent of Allen G. Vanderputten, Chief Mining Engineer.
23.D	Consent of Sproule Associates Limited.
31.A	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.B	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.A	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.A	2006 Annual Information Form for the year ended December 31, 2006.
99.B	Shell Canada Limited 2006 Annual Report (including annual audited consolidated financial statements).